

02046897

1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

P.E.
7/1/02

FOR THE MONTH OF JULY 2002

SK Telecom Co., Ltd.
(Translation of registrant's name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This report on Form 6-K filed by the Registrant shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-14102 and 333-91034) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This report contains Amendment No. 3 to the Deposit Agreement, dated July 24, 2002, among SK Telecom Co., Ltd., Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts.

Execution Copy

SK TELECOM CO., LTD.

and

CITIBANK, N.A.,
as Depository

and

All HOLDERS AND BENEFICIAL OWNERS FROM TIME TO TIME OF AMERICAN DEPOSITARY RECEIPTS

Amendment No. 3

to

Deposit Agreement

Dated as of July 24, 2002

AMENDMENT NO. 3 TO DEPOSIT AGREEMENT

AMENDMENT NO. 3 TO DEPOSIT AGREEMENT, is made as of July 24, 2002 (the "Amendment"), by and among SK TELECOM CO., LTD., a corporation organized and existing under the laws of The Republic of Korea (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued under the Deposit Agreement.

W I T N E S S E T H T H A T

WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of May 31, 1996, as amended by Amendment No. 1, dated as of March 15, 1999, and as further amended by Amendment No. 2, dated as of April 24, 2000 (as so amended, the "Deposit Agreement"), for the creation of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs") representing the Shares (as defined in the Deposit Agreement) so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

WHEREAS, the Company has changed its agent for service of process and desires to amend the Deposit Agreement to reflect such change; and

WHEREAS, pursuant to Section 6.01 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. **Definitions**. Unless otherwise defined in this Amendment, all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

ARTICLE II

AMENDMENTS TO DEPOSIT AGREEMENT

SECTION 2.01. Deposit Agreement. All references in the Deposit Agreement to the term "Deposit Agreement" shall, as of the Effective Date (as herein defined), refer to the Deposit Agreement, dated as of May 31, 1996, as amended by Amendment No. 1, dated as of March 15, 1999, and by Amendment No. 2, dated as of April 24, 2000, and as further amended by this Amendment.

SECTION 2.02. Change of Agent for Service of Process. All references made in the Deposit Agreement to KMT International Inc., New York Representative Office, which has an office at 110 East 55th Street, New York, New York 10022, U.S.A., named as authorized agent for service of process for the Company under Section 7.6 of the Deposit Agreement shall, as of the Effective Date (as defined in Section 5.01 hereto), refer to Gary R. Whitaker, SK USA, Inc., which has an office at 400 Kelby Street, 17th Floor, Fort Lee, New Jersey 07024, U.S.A., and such other person as the Company may designate in writing to the Depositary from time to time.

ARTICLE III

FORM OF ADR

SECTION 3.01. Form of ADR. From and after the Effective Date, the Form of ADR shall be substantially in the form attached hereto as Exhibit A.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.01. Representations and Warranties. The Company represents and warrants to, and agrees with, the Depositary and the Holders, that:

(a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

(b) In order to ensure the legality, validity, enforceability or admissibility into evidence of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder in the Republic of Korea, neither of such agreements need to be filed or recorded with any court or other authority in the Republic of Korea, nor does any stamp or similar tax need to be paid in the Republic of Korea on or in respect of such agreements; and

(c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

ARTICLE V

MISCELLANEOUS

SECTION 5.01. **Effective Date**. This Amendment is dated as of the date set forth above and shall be effective as of such date (the "Effective Date").

SECTION 5.02. **Notice of Amendment to Holders**. The Depositary is hereby directed to send notices informing the Holders of (i) the terms of this Amendment, (ii) the Effective Date of this Amendment and (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

SECTION 5.03. **Ratification.** Except as expressly amended hereby, the terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

SK TELECOM CO., LTD.

By:____________________________
Name:
Title:

CITIBANK, N.A., as Depositary

By: 
Name: Un Suk Ko
Title: Vice President

IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

SK TELECOM CO., LTD.

By: 

Name: Sung Hae Cho
Title: VP

CITIBANK, N.A., as Depositary

By:
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By: 
Name: JEONG HWAN CHOI.
Title:

Date: July 25, 2002